Exhibit 99.4

BOND TERMS

FOR

Navios Maritime Partners L.P. 7.75% senior unsecured USD 500,000,000 bonds 2025/2030

ISIN NO0013685115

Contents
Clause	Page

1.	INTERPRETATION	3
2.	THE BONDS	16
3.	THE BONDHOLDERS	17
4.	ADMISSION TO LISTING	18
5.	REGISTRATION OF THE BONDS	18
6.	CONDITIONS FOR DISBURSEMENT	19
7.	REPRESENTATIONS AND WARRANTIES	20
8.	PAYMENTS IN RESPECT OF THE BONDS	22
9.	INTEREST	24
10.	REDEMPTION AND REPURCHASE OF BONDS	25
11.	PURCHASE AND TRANSFER OF BONDS	27
12.	INFORMATION UNDERTAKINGS	27
13.	GENERAL AND FINANCIAL UNDERTAKINGS	29
14.	EVENTS OF DEFAULT AND ACCELERATION OF THE BONDS	33
15.	BONDHOLDERS’ DECISIONS	35
16.	THE BOND TRUSTEE	40
17.	AMENDMENTS AND WAIVERS	44
18.	MISCELLANEOUS	45
19.	GOVERNING LAW AND JURISDICTION	47

ATTACHMENT 1 COMPLIANCE CERTIFICATE

BOND TERMS between
ISSUER:	Navios Maritime Partners L.P., a limited partnership formed and existing under the laws of the Republic of the Marshall Islands with registration number 950018 and LEI-code 213800185NOIXCLYX335.
BOND TRUSTEE:	Nordic Trustee AS, a company existing under the laws of Norway with registration number 963 342 624 and LEI-code 549300XAKTM2BMKIPT85.
DATED:	5 November 2025
These Bond Terms shall remain in effect for so long as any Bonds remain outstanding.

1. INTERPRETATION

1.1 Definitions

The following terms will have the following meanings:

“Accounting Standard” means GAAP.

“Additional Bonds” means the debt instruments issued under a Tap Issue, including any Temporary Bonds.

“Affiliate” means, in relation to any person:

(a) any person which is a Subsidiary of that person;

(b) any person with Decisive Influence over that person (directly or indirectly); and

(c) any person which is a Subsidiary of an entity with Decisive Influence over that person (directly or indirectly).

“Annual Financial Statements” means the audited consolidated annual financial statements of the Issuer in the English language for any financial year, prepared in accordance with the Accounting Standard, such financial statements to include a profit and loss account, balance sheet, cash flow statement and management commentary or report of the board of directors.

“Attachment” means any schedule, appendix or other attachment to these Bond Terms.

“Bond Currency” means the currency in which the Bonds are denominated, as set out in Clause 2.1 (Amount, denomination and ISIN of the Bonds).

“Bond Terms” means these terms and conditions, including all Attachments which form an integrated part of these Bond Terms, in each case as amended and/or supplemented from time to time.

“Bond Trustee” means the company designated as such in the preamble to these Bond Terms, or any successor, acting for and on behalf of the Bondholders in accordance with these Bond Terms.

“Bond Trustee Fee Agreement” means the agreement entered into between the Issuer and the Bond Trustee relating, among other things, to the fees to be paid by the Issuer to the Bond Trustee for the services provided by the Bond Trustee relating to the Bonds.

“Bondholder” means a person who is registered in the CSD as directly registered owner or nominee holder of a Bond, subject however to Clause 3.3 (Bondholders’ rights).

“Bondholders’ Meeting” means a meeting of Bondholders as set out in Clause 15 (Bondholders’ Decisions).

“Bonds” means:

(a) the debt instruments issued by the Issuer pursuant to these Bond Terms, including any Additional Bonds; and

(b) any overdue and unpaid principal which has been issued under a separate ISIN in accordance with the regulations of the CSD from time to time.

“Business Day” means a day on which both the relevant CSD settlement system is open, and the relevant settlement system for the Bond Currency is open.

“Business Day Convention” means that if the last day of any Interest Period originally falls on a day that is not a Business Day, no adjustment will be made to the Interest Period.

“Call Notice” has the meaning ascribed to such term in paragraph (c) of Clause 10.2 (Voluntary early redemption – Call Option).

“Call Option” has the meaning ascribed to such term in paragraph (a) of Clause 10.2 (Voluntary early redemption – Call Option).

“Call Option Repayment Date” means the settlement date for the Call Option determined by the Issuer pursuant to Clause 10.2 (Voluntary early redemption – Call Option), paragraph (d) of Clause 10.3 (Mandatory repurchase due to a Put Option Event) or a date agreed upon between the Bond Trustee and the Issuer in connection with such redemption of Bonds.

“Cash and Cash Equivalents” means at any date:

(a) cash in hand or amounts standing to the credit of any current and/or on deposit accounts with a reputable bank; and

(b) time deposits with reputable banks and certificates of deposit issued, and bills of exchange accepted, by a reputable bank including those for periods in excess of three months,

in each case to which a Group Company is beneficially entitled at the time and to which it has free and unrestricted access and if subject to security, no event of default (however so described) has occurred under the financing related thereto..

“Change of Control Event” means a change which results in:

(a) that Mrs. Angeliki Frangou and her direct descendants (either directly or indirectly) (through entities owned and controlled by her or trusts or foundations that may be established of which she is a beneficiary or her direct descendants or their lineal descendants are a beneficiary, directly or indirectly) (the "Current Holder Group") ceasing to be the owner of, or having ultimate control of the voting rights attaching to more than 5 per cent. of all the units (including for the avoidance of doubt both general partner units and common units) in the Issuer; or

(b) the Current Holder Group ceasing to be the owner of, or having ultimate control of, the voting rights attaching to all the issued shares in the general partner of the Issuer, which is currently Olympos Maritime Ltd; or

(c) Mrs. Angeliki Frangou ceasing to act as chairwoman or chief executive officer of the Issuer and Olympos Maritime Ltd ceasing to be the general partner of the Issuer; or

(d) any person or group of persons (other than the Current Holder Group) acting in concert, becoming the holder, directly or indirectly, of 50 per cent. or more of the beneficially issued units of the Issuer entitled to vote for members of the board of director or equivalent governing body of the Issuer on a fully-diluted basis (and taking into account all such securities that such person or group has the right to acquire pursuant to any option right).

(e) for the purpose of paragraph (d) above, "acting in concert" means a group of persons who, pursuant to an agreement or understanding (whether formal or informal), co-operate, through the acquisition, directly or indirectly, of shares in the Issuer by any of them, either directly or indirectly, to obtain or consolidate the holding of beneficially owned units of the Issuer).

“Compliance Certificate” means a statement substantially in the form as set out in Attachment 1 hereto.

“CSD” means the central securities depository in which the Bonds are registered, being Euronext Securities Oslo (Verdipapirsentralen ASA (VPS)).

“Cure Amount” means cash received by the Issuer:

(a) in exchange for fully paid shares or common units in the Issuer; or

(b) as Subordinated Loans.

“Decisive Influence” means a person having, as a result of an agreement or through the ownership of shares or interests in another person (directly or indirectly):

(a) a majority of the voting rights in that other person; or

(b) a right to elect or remove a majority of the members of the board of directors of that other person.

“Default Notice” has the meaning ascribed to such term in Clause 14.2 (Acceleration of the Bonds).

“Default Repayment Date” means the settlement date set out by the Bond Trustee in a Default Notice requesting early redemption of the Bonds.

“Discount Rate” means 3.75 % per annum.

“Distribution” means

(a) declaring or making any dividend payment or distribution, including preferred dividend payments, whether in cash or in kind;

(b) repurchasing any shares or undertaking other similar transactions, including but not limited to total return swaps related to shares in the Issuer;

(c) repayment of any Subordinated Loan; or

(d) making other distributions or transactions constituting a transfer of value to the Issuer's shareholders.

“EBITDA” means, in respect of any Relevant Period, the profit of the Group before taxation:

(a) before deducting any interest, commission, fees, discounts, pre-payment fees, premiums or charges and other finance payments whether paid, payable or capitalised by any member of the Group (calculated on a consolidated basis) in respect of that Relevant Period;

(b) not including any accrued interest owing to any member of the Group;

(c) after adding back any amount attributable to the amortisation, depreciation or impairment of assets of members of the Group (and taking no account of the reversal of any previous impairment charge made in that Relevant Period);

(d) before taking into account any Exceptional Items;

(e) before taking into account the amount of any profit or loss of any member of the Group which is attributable to minority interests;

(f) before taking into account the Group’s share of the profits or losses of entities which are not part of the Group except to the extent of the amount of dividends or other distributions actually paid to the Group in cash during such period;

(g) before taking into account any unrealised gains or losses on any derivative instrument (other than any derivative instrument which is accounted for on a hedge accounting basis);

(h) before taking into account any gain or loss arising from a revaluation of any other asset;

(i) before taking into account any Pension Items; and

(j) excluding the charge to profit represented by the expensing and issuing of stock options,

in each case, to the extent added, deducted or taken into account, as the case may be, for the purposes of determining operating profits of the Group before taxation.

“Event of Default” means any of the events or circumstances specified in Clause 14.1 (Events of Default).

“Exceptional Items” means any exceptional, one-off, non-recurring or extraordinary items/any material items of an unusual or non-recurring nature which represent gains or losses including those arising on: (a) the restructuring of the activities of a person and reversals of any provisions for the cost of restructuring; (b) disposals, revaluations, write downs or impairment of non-current assets or any reversal of any write down or impairment; and (c) disposals of assets associated with discontinued operations.

“Exchange” means:

(a) Euronext Oslo Børs (the Euronext Oslo Stock Exchange); or

(b) any regulated market as such term is understood in accordance with the Markets in Financial Instruments Directive 2014/65/EU (MiFID II) and Regulation (EU) No. 600/2014 on markets in financial instruments (MiFIR).

“Finance Documents” means these Bond Terms, the Bond Trustee Fee Agreement, any Tap Issue Addendum and any other document designated by the Issuer and the Bond Trustee as a Finance Document.

“Financial Covenant” means each of the financial covenants set out in paragraph (a) of Clause 13.20 (Financial covenants).

“Financial Indebtedness” means any indebtedness for or in respect of:

(a) moneys borrowed (and debit balances at banks or other financial institutions);

(b) any amount raised by acceptance under any acceptance credit facility or dematerialised equivalent;

(c) any amount raised pursuant to any note purchase facility or the issue of bonds, notes, debentures, loan stock or any similar instrument, including the Bonds;

(d) the amount of any liability in respect of any lease or hire purchase contract which would, in accordance with the Accounting Standard, be capitalised as an asset and booked as a corresponding liability in the balance sheet;

(e) receivables sold or discounted (other than any receivables to the extent they are sold on a non-recourse basis provided that the requirements for de-recognition under the Accounting Standard are met);

(f) any derivative transaction entered into in connection with protection against or benefit from fluctuation in any rate or price and, when calculating the value of any derivative transaction, only the mark to market value (or, if any actual amount is due as a result of the termination or close-out of that derivative transaction, that amount shall be taken into account);

(g) any counter-indemnity obligation in respect of a guarantee, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution in respect of an underlying liability of a person which is not a Group Company which liability would fall within one of the other paragraphs of this definition;

(h) any amount raised by the issue of redeemable shares which are redeemable (other than at the option of the Issuer) before the Maturity Date or are otherwise classified as borrowings under the Accounting Standard;

(i) any amount of any liability under an advance or deferred purchase agreement, if (a) the primary reason behind entering into the agreement is to raise finance or (b) the agreement is in respect of the supply of assets or services and payment is due more than 120 calendar days after the date of supply;

(j) any amount raised under any other transaction (including any forward sale or purchase agreement) having the commercial effect of a borrowing or otherwise being classified as a borrowing under the Accounting Standard; and

(k) without double counting, the amount of any liability in respect of any guarantee for any of the items referred to in paragraphs (a) to (j) above.

“Financial Reports” means the Annual Financial Statements and the Interim Accounts.

“First Call Date” means the Interest Payment Date falling in May 2028 (30 months after the Issue Date).

“First Call Price” has the meaning ascribed to such term in paragraph (a) b) of Clause 10.2 (Voluntary early redemption - Call Option).

“GAAP” means generally accepted accounting practices and principles in the United States of America or the country in which the Issuer is incorporated including, if applicable, IFRS.

“Group” means the Issuer and its Subsidiaries from time to time.

“Group Company” means any person which is a member of the Group.

“IFRS” means the International Financial Reporting Standards and guidelines and interpretations issued by the International Accounting Standards Board (or any predecessor and successor thereof) in force from time to time and to the extent applicable to the relevant financial statement.

“Initial Bond Issue” means the amount to be issued on the Issue Date as set out in Clause 2.1 (Amount, denomination and ISIN of the Bonds).

“Initial Nominal Amount” means the Nominal Amount of each Bond on the Issue Date as set out in Clause 2.1 (Amount, denomination and ISIN of the Bonds).

“Insolvent” means that a person:

(a) is unable or admits inability to pay its debts as they fall due;

(b) suspends making payments on any of its debts generally; or

(c) is otherwise considered insolvent or bankrupt within the meaning of the relevant bankruptcy legislation of the jurisdiction which can be regarded as its centre of main interest as such term is understood pursuant to Regulation (EU) 2015/848 on insolvency proceedings (as amended from time to time).

“Interest Income” means the aggregate amount of the Group’s interest income as presented in the Financial Reports in accordance with the Accounting Standard.

“Interest Payment Date” means the last day of each Interest Period, the first Interest Payment Date being 7 May 2026 and the last Interest Payment Date being the Maturity Date.

“Interest Period” means, subject to adjustment in accordance with the Business Day Convention, the periods between 7 May and 7 November each year, provided however that an Interest Period shall not extend beyond the Maturity Date.

“Interest Rate” means 7.75 percentage points per annum.

“Interim Accounts” means the unaudited consolidated quarterly financial statements of the Issuer for the quarterly period ending on 31 March, 30 June and 30 September in each year in the English language, prepared in accordance with the Accounting Standard, such financial statements to include a profit and loss account, balance sheet, cash flow statement and management commentary or report of the board of directors.

“ISIN” means International Securities Identification Number.

“Issue Date” means 7 November 2025.

“Issuer” means the company designated as such in the preamble to these Bond Terms.

“Issuer’s Bonds” means any Bonds which are owned by the Issuer or any Affiliate of the Issuer.

"Listing Deadline" means 7 November 2026, being 12 months after the Issue Date.

“Listing Failure Event” means:

(a) that the Bonds (save for any Temporary Bonds) have not been admitted to listing on an Exchange within the Listing Deadline;

(b) in the case of a successful admission to listing, that a period of 6 months has elapsed since the Bonds ceased to be admitted to listing on an Exchange; or

(c) that the Temporary Bonds have not been admitted to listing on the Exchange where the other Bonds are listed within the later of (i) 6 months following the issue date for such Temporary Bonds (ii) and the Listing Deadline.

“Make Whole Amount” means an amount equal to the sum of the present value on the Call Option Repayment Date of:

(a) the Nominal Amount of the redeemed Bonds at the First Call Price as if such payment originally had taken place on the First Call Date; and

(b) the remaining interest payments of the redeemed Bonds (less any accrued and unpaid interest on the redeemed Bonds as at the Repayment Date) up to the First Call Date,

where the “present value” shall be calculated by using the Discount Rate.

“Managers” means Arctic Securities AS, Fearnley Securities AS, Skandinaviska Enskilda Banken AB (publ), Crédit Agricole Corporate and Investment Bank and S. Goldman Advisors LLC.

“Material Adverse Effect” means a material adverse effect on:

(a) the ability of the Issuer to perform and comply with its obligations under any Finance Document; or

(b) the validity or enforceability of any Finance Document.

“Maturity Date” means 7 November 2030, adjusted according to the Business Day Convention.

“Maximum Issue Amount” means the maximum amount that may be issued under these Bond Terms as set out in Clause 2.1 (Amount, denomination and ISIN of the Bonds).

“Net Interest Expense” means the aggregate amount of the Group's interest expense and finance cost, net, less amortization and write-off of deferred finance costs and discount, less Interest Income as presented in the Financial Reports in accordance with the Accounting Standard.

“Net Proceeds” means the proceeds from the issuance of the Bonds (net of fees and legal cost of the Managers and, if required by the Bond Trustee, the Bond Trustee fee, and any other cost and expenses incurred in connection with the issuance of the Bonds).

“Nominal Amount” means the nominal value of each Bond at any time. The Nominal Amount may be amended pursuant to paragraph (k) of Clause 16.2 (The duties and authority of the Bond Trustee).

“Outstanding Bonds” means any Bonds not redeemed or otherwise discharged.

“Overdue Amount” means any amount required to be paid by the Issuer under the Finance Documents but not made available to the Bondholders on the relevant Payment Date or otherwise not paid on its applicable due date.

“Partial Payment” means a payment that is insufficient to discharge all amounts then due and payable under the Finance Documents.

“Paying Agent” means the legal entity appointed by the Issuer to act as its paying agent with respect to the Bonds in the CSD.

“Payment Date” means any Interest Payment Date or any Repayment Date.

“Pension Items” means any income or charge attributable to a post-employment benefit scheme other than the current service costs attributable to the scheme.

“Permitted Financial Indebtedness" means Financial Indebtedness:

a) incurred under the Bonds or arising under any other Finance Documents;

b) existing at the Issue Date;

c) arising under any existing or future unsecured bonds, notes or similar instruments or loans issued by the Issuer with no amortization or maturity date before 3 months after the Maturity Date;

d) arising under any Subordinated Loans, which are unsecured;

e) of any person or entity acquired by a member of the Group after the Issue Date which is incurred under arrangements in existence at the date of acquisition, but not incurred or increased or having its maturity date extended in contemplation of, or since, that acquisition;

f) any other existing and future secured Financial Indebtedness incurred by the Issuer or any Group Company in the ordinary course of business secured over shipping assets or other non-current assets of any Group Company;

g) existing and future lease or hire purchase contract which would, in accordance with the Accounting Standard, be treated as a finance or capital lease, or operating lease;

h) existing and future bid-, payment- and performance bonds, guarantees and letters of credit incurred by (including under any counter-indemnity obligations in respect thereof) any Group Company in the ordinary course of business;

i) incurred by any Group Company under any interest rate and currency hedging agreements relating to any Permitted Financial Indebtedness or any other derivative transaction entered into (for non-speculative purposes) in connection with protection against or benefit from fluctuation in any rate or price;

j) arising under any unsecured intra-group loans between any Group Companies, whether or not such intra-group loans are subordinated to the obligations of any other Permitted Financial Indebtedness;

k) arising in the ordinary course of banking arrangements for the purposes of netting debt and credit balances (cash pool or otherwise) between Group Companies;

l) arising under supplier or seller credits on normal commercial terms in the ordinary course of business;

m) any refinancing, amendment or replacement of any of the above from time to time; and

n) arising under any Financial Indebtedness not permitted by the preceding paragraphs and incurred by the Group in an aggregate outstanding principal amount which does not at any time exceed USD 30,000,000 (or its equivalent in other currencies).

“Permitted Guarantee” means:

a) any guarantee made or granted under the Finance Documents;

b) any guarantee in respect of a liability incurred by another Group Company in the ordinary course of business;

c) any guarantee of, or constituted by, Permitted Financial Indebtedness;

d) any guarantee made in substitution for an extension of credit which is a Permitted Loan to the extent that the issuer of the relevant guarantee would have been entitled to make a loan in an equivalent amount pursuant to the definition of Permitted Loan to the person whose obligations are being guaranteed;

e) any guarantee given or arising under legislation relating to tax or corporate law under which any member of the Group assumes general liability for the obligations of another member of the Group incorporated or tax resident in the same country;

f) guarantees granted by persons or undertakings acquired by a member of the Group and existing at the time of completion of such acquisition provided that (i) the guarantee was not created in contemplation of the acquisition of the relevant person or undertaking and (ii) the amount guaranteed under the relevant guarantee has not increased in contemplation of or since the completion of the acquisition of the relevant person or undertaking;

g) any guarantee granted in respect of netting or set-off arrangements permitted pursuant to paragraph c) of the definition of Permitted Security;

h) any customary representations and warranties granted in connection with a disposal not prohibited hereunder and any indemnity granted in the ordinary course of the documentation of an acquisition or disposal transaction not prohibited hereunder;

i) any guarantee for unsecured Financial Indebtedness provided that similar guarantee is granted in favor of the Bond Trustee (in respect of the Bonds);

j) any guarantee granted to or for the benefit of any customer or supplier of the Group; and

k) any guarantee not falling within any of the preceding sub-paragraphs, if the aggregate outstanding principal amount of which across the Group does not at any time exceed USD 30,000,000 (or its equivalent in other currencies).

“Permitted Loans” means:

a) any loan or credit granted by any Group Company under the Finance Documents;

b) normal trade credits and prepayment of suppliers made or granted by any Group Company in the ordinary course of business;

c) any loan in respect of deferred consideration for, or any vendor loan in connection with, any disposal not prohibited hereunder;

d) any loan existing at the time of (but not incurred in contemplation of) the acquisition of any company acquired by a member of the Group after the Issue Date and made by that company or its Subsidiaries provided that the amount of that loan is not increased after completion of the acquisition;

e) loans granted to another Group Company or granted to support a company in which a Group Company is a direct or indirect shareholder; and

f) not falling within any of the preceding sub-paragraphs, the aggregate outstanding principal amount of which across the Group does not at any time exceed USD 30,000,000 (or its equivalent in other currencies).

“Permitted Security” means:

a) Security granted in respect of Permitted Financial Indebtedness except in respect of paragraphs a), c), d), j) and m) of the definition thereof;

b) any lien arising by operation of law or in the ordinary course of business;

c) any netting or set-off arrangement entered into by any Group Company in the ordinary course of its banking arrangements for the purpose of netting debit and credit balances of any Group Companies (if applicable);

d) any Security over or affecting any asset acquired by a member of the Group after the Issue Date if the Security was not created in contemplation of the acquisition of that asset by a member of the Group and the principal amount secured has not been increased in contemplation of or since the acquisition of that asset by a member of the Group;

e) any Security over rental deposits arising in the ordinary course of business in respect of any property leased or licensed by any member of the Group;

f) any Security arising under any retention of title, hire purchase or conditional sale arrangement or arrangements having similar effect in respect of goods supplied to any Group Company in the ordinary course of trading and on the supplier's standard or usual terms and not arising as a result of any default or omission by any such Group Company; and

g) any Security not falling within any of the preceding sub-paragraphs, if the Security is granted over assets having an aggregate value, or which secure Financial Indebtedness in an aggregate amount of, up to USD 30,000,000 (or its equivalent in other currencies).

“Put Option” has the meaning ascribed to such term in Clause 10.3 (Mandatory repurchase due to a Put Option Event).

“Put Option Event” means a Change of Control Event or a Share De-Listing Event.

“Put Option Repayment Date” means the settlement date for the Put Option pursuant to Clause 10.3 (Mandatory repurchase due to a Put Option Event).

“Quarter Date” means, in each financial year, 31 March, 30 June, 30 September and 31 December.

“Relevant Jurisdiction” means the country in which the Bonds are issued, being Norway.

"Relevant Period" means each period of 12 consecutive calendar months ending on a Quarter Date.

“Relevant Record Date” means the date on which a Bondholder’s ownership of Bonds shall be recorded in the CSD as follows:

(a) in relation to payments pursuant to these Bond Terms, the date designated as the Relevant Record Date in accordance with the rules of the CSD from time to time; or

(b) for the purpose of casting a vote with regard to Clause 15 (Bondholders’ Decisions), the date falling on the immediate preceding Business Day to the date of that Bondholders’ decision being made, or another date as accepted by the Bond Trustee.

“Repayment Date” means any date for payment of instalments in accordance with Clause 10.1 (Redemption of Bonds), any Call Option Repayment Date, the Default Repayment Date, any Put Option Repayment Date, the Tax Event Repayment Date or the Maturity Date.

“Security” means a mortgage, charge, pledge, lien, security assignment or other security interest securing any obligation of any person or any other agreement or arrangement having a similar effect.

“Share De-Listing Event” means an event where the common units in the Issuer are de-listed from the New York Stock Exchange and are not immediately thereafter listed on another Exchange.

“Subordinated Loan” means debt financing provided to the Issuer that is subordinated in right of payment to the Bonds with no interest payments, repayments or amortisations except for (i) interest payments that can be made as long as no Event of Default has occurred and is continuing and (ii) amortisations and other repayments provided that such payments would constitute a permitted Distribution under these Bond Terms.

“Subsidiary” means a person over which another person has Decisive Influence.

“Summons” means the call for a Bondholders’ Meeting or a Written Resolution as the case may be.

“Tap Issue” has the meaning ascribed to such term in Clause 2.1 (Amount, denomination and ISIN of the Bonds).

“Tap Issue Addendum” has the meaning ascribed to such term in Clause 2.1 (Amount, denomination and ISIN of the Bonds).

“Tax Event Repayment Date” means the date set out in a notice from the Issuer to the Bondholders pursuant to Clause 10.4 (Early redemption option due to a tax event).

"Temporary Bonds” has the meaning ascribed to such term in Clause 2.1 (Amount, denomination and ISIN of the Bonds).

“Total Assets” means the aggregate book value (on a consolidated basis) of the Group's total assets as presented in the Financial Reports in accordance with the Accounting Standard.

“Total Liabilities” means the aggregate amount (on a consolidated basis) of the Group's total liabilities as presented in the Financial Reports in accordance with the Accounting Standard.

“Voting Bonds” means the Outstanding Bonds less the Issuer’s Bonds.

“Written Resolution” means a written (or electronic) solution for a decision making among the Bondholders, as set out in Clause 15.5 (Written Resolutions).

1.2 Construction

In these Bond Terms, unless the context otherwise requires:

(a) headings are for ease of reference only;

(b) words denoting the singular number will include the plural and vice versa;

(c) references to Clauses are references to the Clauses of these Bond Terms;

(d) references to a time are references to Central European Time unless otherwise stated;

(e) references to a provision of “law” are a reference to that provision as amended or re-enacted, and to any regulations made by the appropriate authority pursuant to such law;

(f) references to a “regulation” includes any regulation, rule, official directive, request or guideline by any official body;

(g) references to a “person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, unincorporated organisation, government, or any agency or political subdivision thereof or any other entity, whether or not having a separate legal personality;

(h) references to Bonds being “redeemed” means that such Bonds are cancelled and discharged in the CSD in a corresponding amount, and that any amounts so redeemed may not be subsequently re-issued under these Bond Terms;

(i) references to Bonds being “purchased” or “repurchased” by the Issuer means that such Bonds may be dealt with by the Issuer as set out in Clause 11.1 (Issuer’s purchase of Bonds);

(j) references to an “instruction” from the Bondholders includes any instruction or demand in writing or a resolution in accordance with Clause 15 (Bondholders’ decision);

(k) references to persons “acting in concert” shall be interpreted as set forth in Clause 1.1 paragraph (e) to the definition of "Change of Control Event"; and

(l) an Event of Default is “continuing” if it has not been remedied or waived.

2. THE BONDS

2.1 Amount, denomination and ISIN of the Bonds

(a) The Issuer has resolved to issue a series of Bonds up to USD 500,000,000 (the “Maximum Issue Amount”). The Bonds may be issued on different issue dates and the Initial Bond Issue will be in the amount of USD 300,000,000. The Issuer may, provided that the conditions set out in Clause 6.3 (Tap Issues) are met, at one or more occasions issue Additional Bonds (each a “Tap Issue”) until the Nominal Amount of all Additional Bonds equals in aggregate the Maximum Issue Amount less the Initial Bond Issue. Each Tap Issue will be subject to identical terms as the Bonds issued pursuant to the Initial Bond Issue in all respects as set out in these Bond Terms, except that Additional Bonds may be issued at a different price than for the Initial Bond Issue and which may be below or above the Nominal Amount. The Bond Trustee shall prepare an addendum to these Bond Terms evidencing the terms of each Tap Issue (a “Tap Issue Addendum”).

(b) If the Bonds are, or are contemplated to be, listed on an Exchange and there is a requirement for a new prospectus in order for the Additional Bonds to be listed together with the Bonds, the Additional Bonds may be issued under a separate ISIN (such Bonds referred to as the “Temporary Bonds”). Upon the approval of the prospectus by the relevant Exchange, the Issuer shall (i) notify the Bond Trustee, the relevant Exchange and the Paying Agent and (ii) ensure that the Temporary Bonds are converted into the ISIN for the existing Bonds.

(c) The Bonds are denominated in US Dollars (USD), being the legal currency of the United States of America.

(d) The Initial Nominal Amount of each Bond is USD 200,000.

(e) The ISIN of the Bonds is set out on the front page. These Bond Terms apply with identical terms and conditions to (i) all Bonds issued under this ISIN, (ii) any Temporary Bonds and (iii) any Overdue Amounts issued under one or more separate ISIN in accordance with the regulations of the CSD from time to time.

(f) Holders of Overdue Amounts related to interest claims will not have any other rights under these Bond Terms than their claim for payment of such interest claim which claim shall be subject to paragraph (b) of Clause 15.1 (Authority of the Bondholders’ Meeting).

2.2 Tenor of the Bonds

The tenor of the Bonds is from and including the Issue Date to but excluding the Maturity Date.

2.3 Use of proceeds

(a) The Issuer will use the Net Proceeds from the Initial Bond Issue:

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i) to refinance existing debt; and

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ii) for general corporate purposes of the Group.

(b) If not otherwise stated, the Issuer will use the Net Proceeds from any Tap Issues for general corporate purposes of the Group.

2.4 Status of the Bonds

The Bonds shall constitute senior debt obligations of the Issuer. The Bonds will rank pari passu between themselves and pari passu with all other senior unsecured obligations of the Issuer (save for such claims which are preferred by bankruptcy, insolvency, liquidation or other similar laws of general application). The Bonds shall rank ahead of capital which pursuant to its terms are subordinated.

2.5 Transaction Security

The Bonds are unsecured.

3. THE BONDHOLDERS

3.1 Bond Terms binding on all Bondholders

(a) By virtue of being registered as a Bondholder (directly or indirectly) with the CSD, the Bondholders are bound by these Bond Terms and any other Finance Document, without any further action required to be taken or formalities to be complied with by the Bond Trustee, the Bondholders, the Issuer or any other party.

(b) The Bond Trustee is always acting with binding effect on behalf of all the Bondholders.

3.2 Limitation of rights of action

(a) No Bondholder is entitled to take any enforcement action, instigate any insolvency procedures or take other legal action against the Issuer or any other party in relation to any of the liabilities of the Issuer or any other party under or in connection with the Finance Documents, other than through the Bond Trustee and in accordance with these Bond Terms, provided, however, that the Bondholders shall not be restricted from exercising any of their individual rights derived from these Bond Terms, including the right to exercise the Put Option.

(b) Each Bondholder shall immediately upon request by the Bond Trustee provide the Bond Trustee with any such documents, including a written power of attorney (in form and substance satisfactory to the Bond Trustee), as the Bond Trustee deems necessary for the purpose of exercising its rights and/or carrying out its duties under the Finance Documents. The Bond Trustee is under no obligation to represent a Bondholder which does not comply with such request.

3.3 Bondholders’ rights

(a) If a beneficial owner of a Bond not being registered as a Bondholder wishes to exercise any rights under the Finance Documents, it must obtain proof of ownership of the Bonds, acceptable to the Bond Trustee.

(b) A Bondholder (whether registered as such or proven to the Bond Trustee’s satisfaction to be the beneficial owner of the Bond as set out in paragraph (a) above) may issue one or more powers of attorney to third parties to represent it in relation to some or all of the Bonds held or beneficially owned by such Bondholder. The Bond Trustee shall only have to examine the face of a power of attorney or similar evidence of authorisation that has been provided to it pursuant to this Clause 3.3 and may assume that it is in full force and effect, unless otherwise is apparent from its face or the Bond Trustee has actual knowledge to the contrary.

4. ADMISSION TO LISTING

a) The Issuer shall use its reasonable endeavours to ensure that the Bonds are listed on the Euronext Oslo Stock Exchange (Euronext Oslo Børs) within the Listing Deadline and thereafter remain listed on an Exchange until the Bonds have been redeemed in full.

b) The Issuer shall use its reasonable endeavours to ensure that any Temporary Bonds are listed on an Exchange where the other Bonds are listed within the later of 6 months of the issue date for such Temporary Bonds and the Listing Deadline.

5. REGISTRATION OF THE BONDS

5.1 Registration in the CSD

The Bonds shall be registered in dematerialised form in the CSD (as the primary recording of the Bonds) according to the relevant securities registration legislation and the requirements of the CSD.

5.2 Obligation to ensure correct registration

The Issuer will at all times ensure that the registration of the Bonds in the CSD is correct and shall immediately upon any amendment or variation of these Bond Terms give notice to the CSD of any such amendment or variation.

5.3 Country of issuance

The Bonds have not been issued under any other country’s legislation than that of the Relevant Jurisdiction. Save for the registration of the Bonds in the CSD, the Issuer is under no obligation to register, or cause the registration of, the Bonds in any other registry or under any other legislation than that of the Relevant Jurisdiction.

6. CONDITIONS FOR DISBURSEMENT

6.1 Conditions precedent for disbursement to the Issuer

(a) Payment of the Net Proceeds to the Issuer shall be conditional on the Bond Trustee having received in due time (as determined by the Bond Trustee) prior to the Issue Date each of the following documents, in form and substance satisfactory to the Bond Trustee:

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i) these Bond Terms duly executed by all parties hereto;

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ii) copies of all necessary corporate resolutions of the Issuer to issue the Bonds and execute the Finance Documents to which it is a party;

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iii) a copy of a power of attorney (unless included in the corporate resolutions) from the Issuer to relevant individuals for their execution of the Finance Documents to which it is a party;

iv) copies of the Issuer’s certificate of limited partnership, limited partnership agreement and of a full extract from the relevant company register in respect of the Issuer evidencing that the Issuer is validly existing;

v) copies of the Issuer’s latest Financial Reports (if any);

vi) confirmation that the applicable prospectus requirements (cf. the EU prospectus regulation ((EU) 2017/1129)) concerning the issuance of the Bonds have been fulfilled;

vii) copies of any necessary governmental approval, consent or waiver (as the case may be) required at such time to issue the Bonds;

viii) confirmation that the Bonds are registered in the CSD (by obtaining an ISIN for the Bonds);

ix) confirmation of acceptance from any process agent;

x) copies of any written documentation used in marketing the Bonds or made public by the Issuer or any Manager in connection with the issuance of the Bonds;

xi) the Bond Trustee Fee Agreement duly executed by all parties thereto; and

xii) legal opinions or other statements as may be required by the Bond Trustee (including in respect of corporate matters relating to the Issuer and the legality, validity and enforceability of these Bond Terms and the Finance Documents).

6.2 Issuance of the Bonds and disbursement of the Net Proceeds

Issuance of the Bonds to the Bondholders and disbursement of the Net Proceeds are conditional on the Bond Trustee’s confirmation to the Paying Agent and the Managers that the conditions in Clause 6.1 (Conditions precedent for disbursement to the Issuer) have been either satisfied in the Bond Trustee’s discretion or waived by the Bond Trustee pursuant to paragraph (c) of Clause 6.1 (Conditions precedent for disbursement to the Issuer).

6.3 Tap Issues

(a) Settlement of any Tap Issue and disbursement of the Net Proceeds from such Tap Issue to the Issuer, will be subject to the delivery of certain conditions precedent, to the satisfaction of the Bond Trustee, as customary for such Tap Issues, including:

a) a duly executed Tap Issue Addendum to the Bond Terms;

b) the representations and warranties contained in Clause 7 (Representations and Warranties) of these Bond Terms remain true and correct and are repeated by the Issuer;

c) copies of corporate resolutions required for the Tap Issue and any power of attorney or other authorisation required for execution of the Tap Issue Addendum and any other Finance Documents; and

d) legal opinions or other statements as may be required by the Bond Trustee (including in respect of corporate matters relating to the Issuer and the legality, validity and enforceability of the Tap Issue Addendum and any other Finance Documents (if applicable)).

(b) The Bond Trustee may (at its sole discretion and in each case) waive or postpone the delivery of certain conditions precedent.

7. REPRESENTATIONS AND WARRANTIES

The Issuer makes the representations and warranties set out in this Clause 7, in respect of itself to the Bond Trustee (on behalf of the Bondholders) at the following times and with reference to the facts and circumstances then existing:

(a) on the date of these Bond Terms;

(b) on the Issue Date; and

(c) on the date of issuance of any Additional Bonds.

7.1 Status

It is a limited partnership, duly formed and validly existing and registered under the laws of its jurisdiction of formation, and has the power to own its assets and carry on its business as it is being conducted.

7.2 Power and authority

It has the power to enter into, perform and deliver, and has taken all necessary action to authorise its entry into, performance and delivery of, these Bond Terms and any other Finance Document to which it is a party and the transactions contemplated by those Finance Documents.

7.3 Valid, binding and enforceable obligations

These Bond Terms and each other Finance Document to which it is a party constitutes (or will constitute, when executed by the respective parties thereto) its legal, valid and binding obligations, enforceable in accordance with their respective terms, and (save as provided for therein) no further registration, filing, payment of tax or fees or other formalities are necessary or desirable to render the said documents enforceable against it.

7.4 Non-conflict with other obligations

The entry into and performance by it of these Bond Terms and any other Finance Document to which it is a party and the transactions contemplated thereby do not and will not conflict with:

(i) any law or regulation or judicial or official order;

(ii) its constitutional documents; or

(iii) any agreement or instrument which is binding upon it or any of its assets.

7.5 No Event of Default

(a) No Event of Default exists or is likely to result from the making of any disbursement of proceeds or the entry into, the performance of, or any transaction contemplated by, any Finance Document.

(b) No other event or circumstance has occurred which constitutes (or with the expiry of any grace period, the giving of notice, the making of any determination or any combination of any of the foregoing, would constitute) a default or termination event (howsoever described) under any other agreement or instrument which is binding on it or any of its Subsidiaries or to which its (or any of its Subsidiaries’) assets are subject which has or is likely to have a Material Adverse Effect.

7.6 Authorisations and consents

All authorisations, consents, approvals, resolutions, licences, exemptions, filings, notarisations or registrations required:

(a) to enable it to enter into, exercise its rights and comply with its obligations under these Bond Terms or any other Finance Document to which it is a party; and

(b) to carry on its business as presently conducted and as contemplated by these Bond Terms,

have been obtained or effected and are in full force and effect.

7.7 Litigation

No litigation, arbitration or administrative proceedings or investigations of or before any court, arbitral body or agency which, if adversely determined, is likely to have a Material Adverse Effect and have (to the best of its knowledge and belief) been started or threatened against it or any of its Subsidiaries.

7.8 Financial Reports

Its most recent Financial Reports fairly and accurately represent the assets and liabilities and financial condition as at their respective dates, and have been prepared in accordance with the Accounting Standard, consistently applied.

7.9 No Material Adverse Effect

Since the date of the most recent Financial Reports, there has been no change in its business, assets or financial condition that is likely to have a Material Adverse Effect.

7.10 No misleading information

Any factual information provided by it to the Bondholders or the Bond Trustee for the purposes of the issuance of the Bonds was true and accurate in all material respects as at the date it was provided or as at the date (if any) at which it is stated.

7.11 No withholdings

The Issuer is not required to make any deduction or withholding from any payment which it may become obliged to make to the Bond Trustee or the Bondholders under the Finance Documents.

7.12 Pari passu ranking

Its payment obligations under these Bond Terms or any other Finance Document to which it is a party ranks as set out in Clause 2.4 (Status of the Bonds).

7.13 Security

No Security exists over any of the present assets of any Group Company in conflict with these Bond Terms.

8. PAYMENTS IN RESPECT OF THE BONDS

8.1 Covenant to pay

(a) The Issuer will unconditionally make available to or to the order of the Bond Trustee and/or the Paying Agent all amounts due on each Payment Date pursuant to the terms of these Bond Terms at such times and to such accounts as specified by the Bond Trustee and/or the Paying Agent in advance of each Payment Date or when other payments are due and payable pursuant to these Bond Terms.

(b) All payments to the Bondholders in relation to the Bonds shall be made to each Bondholder registered as such in the CSD on the Relevant Record Date, by, if no specific order is made by the Bond Trustee, crediting the relevant amount to the bank account nominated by such Bondholder in connection with its securities account in the CSD.

(c) Payment constituting good discharge of the Issuer’s payment obligations to the Bondholders under these Bond Terms will be deemed to have been made to each Bondholder once the amount has been credited to the bank holding the bank account nominated by the Bondholder in connection with its securities account in the CSD. If the paying bank and the receiving bank are the same, payment shall be deemed to have been made once the amount has been credited to the bank account nominated by the Bondholder in question.

(d) If a Payment Date or a date for other payments to the Bondholders pursuant to the Finance Documents falls on a day on which either of the relevant CSD settlement system or the relevant currency settlement system for the Bonds are not open, the payment shall be made on the first following possible day on which both of the said systems are open, unless any provision to the contrary has been set out for such payment in the relevant Finance Document.

8.2 Default interest

(a) Default interest will accrue on any Overdue Amount from and including the Payment Date on which it was first due to and excluding the date on which the payment is made at the Interest Rate plus 3 percentage points per annum.

(b) Default interest accrued on any Overdue Amount pursuant to this Clause 8.2 will be added to the Overdue Amount on each Interest Payment Date until the Overdue Amount and default interest accrued thereon have been repaid in full.

(c) Upon the occurrence of a Listing Failure Event and for as long as such Listing Failure Event is continuing, the interest on any principal amount outstanding under these Bond Terms will accrue at the Interest Rate plus 1 percentage point per annum. In the event the Listing Failure Event relates to Temporary Bonds, the Interest Rate will only be increased in respect of such Temporary Bonds.

8.3 Partial Payments

(a) If the Paying Agent or the Bond Trustee receives a Partial Payment, such Partial Payment shall, in respect of the Issuer’s debt under the Finance Documents be considered made for discharge of the debt of the Issuer in the following order of priority:

a) firstly, towards any outstanding fees, liabilities and expenses of the Bond Trustee;

b) secondly, towards accrued interest due but unpaid; and

c) thirdly, towards any other outstanding amounts due but unpaid under the Finance Documents.

(b) Notwithstanding paragraph (a) above, any Partial Payment which is distributed to the Bondholders, shall, after the above mentioned deduction of outstanding fees, liabilities and expenses, be applied (i) firstly towards any principal amount due but unpaid and (ii) secondly, towards accrued interest due but unpaid, in the following situations;

a) if the Bond Trustee has served a Default Notice in accordance with Clause 14.2 (Acceleration of the Bonds); or

b) if a resolution according to Clause 15 (Bondholders’ Decisions) has been made.

8.4 Taxation

(a) The Issuer is responsible for withholding any withholding tax imposed by applicable law on any payments to be made by it in relation to the Finance Documents.

(b) The Issuer shall, if any tax is withheld in respect of the Bonds under the Finance Documents:

a) gross up the amount of the payment due from it up to such amount which is necessary to ensure that the Bondholders or the Bond Trustee, as the case may be, receive a net amount which is (after making the required withholding) equal to the payment which would have been received if no withholding had been required; and

b) at the request of the Bond Trustee, deliver to the Bond Trustee evidence that the required tax deduction or withholding has been made.

(c) Any public fees levied on the trade of Bonds in the secondary market shall be paid by the Bondholders, unless otherwise provided by law or regulation, and the Issuer shall not be responsible for reimbursing any such fees.

(d) The Bond Trustee shall not have any responsibility to obtain information about the Bondholders relevant for the tax obligations pursuant to these Bond Terms.

8.5 Currency

(a) All amounts payable under the Finance Documents shall be payable in the Bond Currency. If, however, the Bond Currency differs from the currency of the bank account connected to the Bondholder’s account in the CSD, any cash settlement may be exchanged and credited to this bank account.

(b) Any specific payment instructions, including foreign exchange bank account details, to be connected to the Bondholder’s account in the CSD must be provided by the relevant Bondholder to the Paying Agent (either directly or through its account manager in the

CSD) within 5 Business Days prior to a Payment Date. Depending on any currency exchange settlement agreements between each Bondholder’s bank and the Paying Agent, and opening hours of the receiving bank, cash settlement may be delayed, and payment shall be deemed to have been made once the cash settlement has taken place, provided, however, that no default interest or other penalty shall accrue for the account of the Issuer for such delay.

8.6 Set-off and counterclaims

The Issuer may not apply or perform any counterclaims or set-off against any payment obligations pursuant to these Bond Terms or any other Finance Document.

9. INTEREST

9.1 Calculation of interest

(a) Each Outstanding Bond will accrue interest at the Interest Rate on the Nominal Amount for each Interest Period, commencing on and including the first date of the Interest Period, and ending on but excluding the last date of the Interest Period.

(b) Any Additional Bond will accrue interest at the Interest Rate on the Nominal Amount commencing on the first date of the Interest Period in which the Additional Bonds are issued and thereafter in accordance with paragraph (a) above.

(c) Interest shall be calculated on the basis of a 360-day year comprised of twelve months of 30 days each (30/360-days basis), unless:

a) the last day in the relevant Interest Period is the 31st calendar day but the first day of that Interest Period is a day other than the 30th or the 31st day of a month, in which case the month that includes that last day shall not be shortened to a 30–day month; or

b) the last day of the relevant Interest Period is the last calendar day in February, in which case February shall not be lengthened to a 30-day month.

9.2 Payment of interest

Interest shall fall due on each Interest Payment Date for the corresponding preceding Interest Period and, with respect to accrued interest on the principal amount then due and payable, on each Repayment Date.

10. REDEMPTION AND REPURCHASE OF BONDS

10.1 Redemption of Bonds

The Outstanding Bonds will mature in full on the Maturity Date and shall be redeemed by the Issuer on the Maturity Date at a price equal to 100 per cent. of the Nominal Amount.

10.2 Voluntary early redemption - Call Option

(a) The Issuer may redeem the Outstanding Bonds (in whole or in part) (the “Call Option”) on any Business Day from and including:

a) the Issue Date to, but excluding, the First Call Date at a price equal to the Make Whole Amount;

b) the First Call Date to, but excluding, the Interest Payment Date falling in November 2028 (36 months after the Issue Date) at a price equal to 103.875 per cent. of the Nominal Amount of each of the redeemed Bonds (the “First Call Price”);

c) the Interest Payment Date falling in November 2028 (36 months after the Issue Date) to, but excluding, the Interest Payment Date falling in May 2029 (42 months after the Issue Date) at a price equal to 103.10 per cent. of the Nominal Amount of each of the redeemed Bonds; and

d) the Interest Payment Date falling in May 2029 (42 months after the Issue Date) to, but excluding, the Interest Payment Date falling in November 2029 (48 months after the Issue Date) at a price equal to 102.325 per cent. of the Nominal Amount of each of the redeemed Bonds;

e) the Interest Payment Date falling in November 2029 (48 months after the Issue Date) to, but excluding, the Interest Payment Date falling in May 2030 (54 months after the Issue Date) at a price equal to 101.1625 per cent. of the Nominal Amount of each of the redeemed Bonds; and

f) the Interest Payment Date falling in May 2030 (54 months after the Issue Date) to, but excluding, the Maturity Date at a price equal to at a price equal to 100 per cent. of the Nominal Amount of the redeemed Bonds, in each case, including any accrued but unpaid interest on the redeemed Bonds.

(b) Any redemption of Bonds pursuant to paragraph (a) above shall be determined based upon the redemption prices applicable on the Call Option Repayment Date and not on the date the Call Option was exercised (issuance of the Call Notice, as defined below).

(c) The Call Option may be exercised by the Issuer by written notice (the “Call Notice”) to the Bond Trustee at least 10 Business Days prior to the proposed Call Option Repayment Date. Such Call Notice sent by the Issuer is irrevocable and shall specify the Call Option Repayment Date, but may, at the Issuer’s discretion, be subject to the satisfaction of one or more conditions precedent, to be satisfied or waived by the Issuer no later than 3 Business Days prior to the Call Option Repayment Date. If such conditions precedent have not been satisfied or waived by that date, the Call Notice shall be null and void.

(d) The Call Option Repayment Date may, at the Issuer's discretion, be postponed maximum 3 times by written notice to the Bond Trustee at least 3 Business Days before the then applicable Call Option Repayment Date, provided that the Call Option Repayment Date will not be delayed with more than a total of 10 Business Days from the original Call Option Repayment Date.

(e) Any Call Option exercised in part will be used for pro rata payment to the Bondholders in accordance with the applicable regulations of the CSD.

10.3 Mandatory repurchase due to a Put Option Event

(a) Upon the occurrence of a Put Option Event, each Bondholder will have the right (the “Put Option”) to require that the Issuer purchases all or some of the Bonds held by that Bondholder at a price of 101.00 per cent. of the Nominal Amount of the repurchased Bonds (plus accrued and unpaid interest on the repurchased Bonds).

(b) The Put Option must be exercised within 15 Business Days after the Issuer has given notice to the Bond Trustee and the Bondholders via the CSD that a Put Option Event has occurred pursuant to Clause 12.3 (Put Option Event). Once notified, the Bondholders’ right to exercise the Put Option is irrevocable.

(c) Each Bondholder may exercise its Put Option by written notice to its account manager for the CSD, who will notify the Paying Agent of the exercise of the Put Option. The Put Option Repayment Date will be the 5th Business Day after the end of 15 Business Days exercise period referred to in paragraph (b) above. However, the settlement of the Put Option will be based on each Bondholders holding of Bonds at the Put Option Repayment Date.

(d) If Bonds representing more than 90 per cent. of the Outstanding Bonds have been repurchased pursuant to this Clause 10.3, the Issuer is entitled to repurchase all the remaining Outstanding Bonds at the price stated in paragraph (a) above by notifying the remaining Bondholders of its intention to do so no later than 10 Business Days after the Put Option Repayment Date. Such notice sent by the Issuer is irrevocable and shall specify the Call Option Repayment Date.

10.4 Early redemption option due to a tax event

If the Issuer is or will be required to gross up any withheld tax imposed by law from any payment in respect of the Bonds under the Finance Documents pursuant to Clause 8.4 (Taxation) as a result of a change in applicable law implemented after the date of these Bond Terms, the Issuer will have the right to redeem all, but not only some, of the Outstanding Bonds at a price equal to 100 per cent. of the Nominal Amount. The Issuer shall give written notice of such redemption to the Bond Trustee and the Bondholders at least 20 Business Days prior to the Tax Event Repayment Date, provided that no such notice shall be given earlier than 40 Business Days prior to the earliest date on which the Issuer would be obliged to withhold such tax were a payment in respect of the Bonds then due.

11. PURCHASE AND TRANSFER OF BONDS

11.1 Issuer’s purchase of Bonds

The Issuer may purchase and hold Bonds and such Bonds may be retained or sold or cancelled, in the Issuer’s sole discretion, including with respect to Bonds purchased pursuant to Clause 10.3 (Mandatory repurchase due to a Put Option Event).

11.2 Restrictions

(a) Certain purchase or selling restrictions may apply to Bondholders under applicable local laws and regulations from time to time. Neither the Issuer nor the Bond Trustee shall be responsible for ensuring compliance with such laws and regulations and each

Bondholder is responsible for ensuring compliance with the relevant laws and regulations at its own cost and expense.

(b) A Bondholder who has purchased Bonds in breach of applicable restrictions may, notwithstanding such breach, benefit from the rights attached to the Bonds pursuant to these Bond Terms (including, but not limited to, voting rights), provided that the Issuer shall not incur any additional liability by complying with its obligations to such Bondholder.

12. INFORMATION UNDERTAKINGS

12.1 Financial Reports

(a) The Issuer shall prepare Annual Financial Statements in the English language and make them available on its website (alternatively on another relevant information platform) as soon as they become available, and not later than four months after the end of the financial year.

(b) The Issuer shall prepare Interim Accounts in the English language and make them available on its website (alternatively on another relevant information platform) as soon as they become available, and not later than two months after the end of the relevant interim period.

(c) The Issuer shall procure that the Financial Reports are prepared using the Accounting Standard consistently applied.

12.2 Requirements for Compliance Certificates

The Issuer shall supply to the Bond Trustee, in connection with the publication of its Financial Reports pursuant to Clause 12.1 (Financial Reports) (but not including the periods ending prior to the Issue Date), a Compliance Certificate with a copy of the Financial Reports attached thereto. The Compliance Certificate shall be duly signed by an authorised signatory of the Issuer, certifying inter alia that the Financial Reports fairly represent its financial condition as at the date of the relevant Financial Report and setting out (in reasonable detail) computations evidencing compliance with Clause 13.20 (Financial covenants) as at such date.

12.3 Put Option Event

The Issuer shall promptly inform the Bond Trustee in writing after becoming aware that a Put Option Event has occurred.

12.4 Listing Failure Event

The Issuer shall promptly inform the Bond Trustee in writing if a Listing Failure Event has occurred. However, no Event of Default shall occur if the Issuer fails (i) to list the Bonds in accordance with Clause 4 (Admission to Listing) or (ii) to inform of such Listing Failure Event, and such failure shall result in the accrual of default interest in accordance with paragraph (c) of Clause 8.2 (Default interest) for as long as such Listing Failure Event is continuing.

12.5 Information: Miscellaneous

The Issuer shall:

(a) promptly inform the Bond Trustee in writing of any Event of Default or any event or circumstance which the Issuer understands or could reasonably be expected to understand may lead to an Event of Default and the steps, if any, being taken to remedy it;

(b) at the request of the Bond Trustee, report the balance of the Issuer’s Bonds (to the best of its knowledge, having made due and appropriate enquiries);

(c) send the Bond Trustee copies of any statutory notifications of the Issuer, including but not limited to in connection with mergers, de-mergers and reduction of the Issuer’s share capital or equity;

(d) if the Bonds are listed on an Exchange, send a copy to the Bond Trustee of its notices to the Exchange;

(e) if the Issuer and/or the Bonds are rated, inform the Bond Trustee of its and/or the rating of the Bonds, and any changes to such rating;

(f) inform the Bond Trustee of changes in the registration of the Bonds in the CSD; and

(g) within a reasonable time, provide such information about the Issuer’s and the Group’s business, assets and financial condition as the Bond Trustee may reasonably request.

13. GENERAL AND FINANCIAL UNDERTAKINGS

The Issuer undertakes to (and shall, where applicable, procure that the other Group Companies will) comply with the undertakings set forth in this Clause 13.

13.1 Acquisitions

The Issuer shall not, and shall procure that no other Group Company will, acquire any company, shares, securities, business or undertaking (or any interest in any of them), unless the transaction is carried out on arm's length basis and provided that it does not have a Material Adverse Effect.

13.2 Arm's length transaction

Without limiting Clause 13.4 (Compliance with laws), the Issuer shall not, and the Issuer shall ensure that no other Group Company shall, enter into any transaction with any person except on arm's length terms.

13.3 Preservation of assets

The Issuer shall, and shall procure that each Group Company will, in all material respects maintain in good working order and condition (ordinary wear and tear excepted) all of its assets necessary in the conduct of its business.

13.4 Compliance with laws

The Issuer shall, and shall procure that each other Group Company will, comply in all material respects with all laws and regulations (including, without limitation, any applicable sanctions laws) to which it may be subject from time to time.

13.5 Continuation of business

The Issuer shall not cease to carry on its business. The Issuer shall procure that no material change is made to the general nature of the business from that carried on by the Group at the Issue Date.

13.6 Corporate status

The Issuer shall not change its type of organisation or jurisdiction of formation.

13.7 Mergers

The Issuer shall not, and shall ensure that no other Group Company shall, carry out any merger or other business combination or corporate reorganisation involving the consolidation of assets and obligations of the Issuer or any other Group Company with any other companies or entities, if such transaction would have a Material Adverse Effect.

13.8 De-mergers

The Issuer shall not, and shall ensure that no other Group Company shall, carry out any de-merger or other corporate reorganisation involving a split of any Group Company (other than the Issuer) into two or more separate companies or entities, if such transaction would have a Material Adverse Effect.

13.9 Financial Indebtedness

The Issuer shall not, and shall procure that no other Group Company will, incur any additional Financial Indebtedness or maintain or prolong any existing Financial Indebtedness, other than any Permitted Financial Indebtedness.

13.10 Negative pledge

The Issuer shall not, and shall procure that no other Group Company will, create or allow to subsist, retain, provide, prolong or renew any Security over any of its/their assets (whether present or future), other than any Permitted Security.

13.11 Loans or credit

The Issuer shall not, and shall procure that no other Group Company will, be a creditor in respect of any Financial Indebtedness, other than any Permitted Loan.

13.12 No guarantees or indemnities

The Issuer shall not, and shall procure that no other Group Company will, incur or allow to remain outstanding any guarantee in respect of any obligation of any person, other than any Permitted Guarantee.

13.13 Disposals

The Issuer shall not, and shall procure that no other Group Company shall, sell, transfer or otherwise dispose of all or substantially all of its assets (including shares or other securities in any person) or operations (other than to a Group Company), unless such sale, transfer or disposal:

(a) is carried out on arm's length basis; and

(b) such transaction would not have a Material Adverse Effect.

13.14 Anti-corruption and sanctions

The Issuer shall, and shall procure that all other Group Companies will:

(a) ensure that no proceeds from the issuance of the Bonds are used by any of them for any purpose which would breach any applicable acts, regulations or laws on bribery, corruption, money laundering or similar; and

(b) conduct its business in all material respects in compliance with applicable anti-corruption and sanction laws.

13.15 Dividend restrictions

The Issuer shall be permitted to make Distributions, provided that the Cash and Cash Equivalents of the Group exceeds USD 1,000,000 per delivered vessel owned, bareboat chartered or chartered by the Group provided it would, in accordance with the Accounting Standard, be capitalised as an asset and booked as a corresponding liability in the balance sheet (calculated on a pro forma basis as if the relevant Distribution had been made at the time of calculation), provided that no Event of Default is continuing or would result from such Distributions.

13.16 Subsidiary distribution

Save for obligations under any Financial Indebtedness, the Issuer shall not permit any Subsidiary to create or permit to exist any contractual obligation (or encumbrance) restricting the right of any Subsidiary to:

(i) pay dividends or make other distributions to its shareholders;

(ii) service any Financial Indebtedness to the Issuer;

(iii) make any loans to the Issuer; or

(iv) transfer any of its assets and properties to the Issuer, if the creation of such contractual obligation is reasonably likely to prevent the Issuer from complying with its payment obligations under the Bond Terms.

13.17 Insurances

The Issuer shall, and the Issuer shall procure that each Group Company will, maintain with reputable insurance companies, funds or underwriters adequate insurance or captive arrangements with respect to its assets, equipment and business against such liabilities, casualties and contingencies and of such types and in such amounts as are consistent with prudent business practice.

13.18 Sustainable vessel dismantling

The Issuer shall ensure that any of the vessels controlled by the Group, that is sold by it to an intermediary with the intention of being retired from trading, is recycled at a recycling yard which conducts its recycling business in a socially and environmentally responsible manner in accordance with the Hong Kong International Convention for the Safe and Environmentally

Sound Recycling of Ships 2009 and/or, to the extent applicable, the EU Ship Recycling Regulations 2013.

13.19 Classification

The Issuer shall procure that the Group will maintain any vessel controlled by it with a classification issued by a classification society that is a member of International Association of Classification Societies.

13.20 Financial covenants

a) The Issuer shall comply with the following:

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i) Liquidity: that the Group maintains Cash and Cash Equivalents of minimum USD 500,000 per delivered vessel owned by it;

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ii) Net debt to asset ratio: that the ratio of Total Liabilities less Cash and Cash Equivalents to Total Assets less Cash and Cash Equivalents of the Group does not exceed 75% (the “Net Debt to Asset Ratio”); and

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iii) Interest coverage ratio: that the ratio of EBITDA to Net Interest Expense of the Group is greater than 2.00x on a trailing four quarter basis (the “Interest Coverage Ratio”).

(b) The Issuer shall comply with the Financial Covenants set out in paragraph (a) above at all times. Compliance with the Financial Covenants shall be measured on each Quarter Date and certified by the Issuer in each Compliance Certificate. The Financial Covenants shall be calculated on a consolidated basis for the Group during the lifetime of the Bonds.

13.21 Equity Cure

(a) If the Issuer fails to comply with any Financial Covenant as set forth in section 13.20 (Financial covenants) and the Issuer receives or has received any Cure Amount during the period from the last Quarter Date up to the date of delivery to the Bond Trustee of the Compliance Certificate in respect of such period, then:

(i) the Interest Coverage Ratio shall be recalculated on the basis that the Cure Amount so received shall be deemed to increase the EBITDA for the Relevant Period;

(ii) Liquidity shall be recalculated on the basis that the Cure Amount so received shall be deemed to increase the Cash and Cash Equivalents on the relevant testing date; and

(iii) the Net Debt to Asset Ratio shall be recalculated on the basis that the Cure Amount so received shall be deemed to reduce the Total Liabilities.

(b) If, after the Financial Covenants are recalculated as set out in paragraph (a) above, the breach has been remedied, the relevant Financial Covenants shall be deemed to have been satisfied on the relevant testing date.

(c) The Issuer shall be limited to a maximum of two (2) non-consecutive cures of actual failures to satisfy the Financial Covenants during the term of the Bonds.

13.22 Calculations and Calculations Adjustments

EBITDA shall be calculated in accordance with the most recent Financial Report for which a Compliance Certificate has been delivered and for that Relevant Period adjusted by:

(a) including the operating profit before interest, tax, depreciation and amortisation (calculated on the same basis as EBITDA) of a Group Company (or attributable to a business or assets) acquired during the Relevant Period or after the end of the Relevant Period but before the relevant testing date for that part of the Relevant Period prior to it becoming a Group Company or (as the case may be) prior to the acquisition of the business or assets; and

(b) excluding the operating profit before interest, tax, depreciation and amortisation (calculated on the same basis as EBITDA) attributable to any Group Company (or to any business or assets) disposed of during the Relevant Period for that part of the Relevant Period.

14. EVENTS OF DEFAULT AND ACCELERATION OF THE BONDS

14.1 Events of Default

Each of the events or circumstances set out in this Clause 14.1 shall constitute an Event of Default:

(a) Non-payment

The Issuer fails to pay any amount payable by it under the Finance Documents when such amount is due for payment, unless:

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i) its failure to pay is caused by administrative or technical error in payment systems or the CSD and payment is made within 5 Business Days following the original due date; or

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ii) in the discretion of the Bond Trustee, the Issuer has substantiated that it is likely that such payment will be made in full within 5 Business Days following the original due date.

(b) Breach of other obligations

The Issuer does not comply with any provision of the Finance Documents other than set out under paragraph (a) (Non-payment) above, unless such failure is capable of being remedied and is remedied within 20 Business Days after the earlier of the Issuer’s actual knowledge thereof, or notice thereof is given to the Issuer by the Bond Trustee.

(c) Misrepresentation

Any representation, warranty or statement (including statements in Compliance Certificates) made by the Issuer under or in connection with any Finance Documents is or proves to have been incorrect, inaccurate or misleading in any material respect when made, unless the circumstances giving rise to the misrepresentation are capable of remedy and are remedied within 20 Business Days of the earlier of the Bond Trustee giving notice to the Issuer or the Issuer becoming aware of such misrepresentation.

(d) Cross default

If for any Group Company:

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i) any Financial Indebtedness is not paid when due nor within any applicable grace period; or

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ii) any Financial Indebtedness is declared to be due and payable prior to its specified maturity as a result of an event of default (however described); or

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iii) any commitment for any Financial Indebtedness is cancelled or suspended by a creditor as a result of an event of default (however described); or

iv) any creditor becomes entitled to declare any Financial Indebtedness due and payable prior to its specified maturity as a result of an event of default relating to non-payment of financial indebtedness, insolvency, insolvency proceedings, creditor's process and cessation of business (however described), provided however that the aggregate amount of such Financial Indebtedness or commitment for Financial Indebtedness falling within paragraphs (i) to (iv) above exceeds a total of USD 30,000,000 (or the equivalent thereof in any other currency).

(e) Insolvency and insolvency proceedings

Any Group Company:

a) is Insolvent; or

b) is object of any corporate action or any legal proceedings is taken in relation to:

(A) the suspension of payments, a moratorium of any indebtedness, winding-up, dissolution, administration or reorganisation (by way of voluntary arrangement, scheme of arrangement or otherwise) other than a solvent liquidation or reorganisation; or

(B) a composition, compromise, assignment or arrangement with any creditor which may materially impair its ability to perform its obligations under these Bond Terms; or

(C) the appointment of a liquidator (other than in respect of a solvent liquidation), receiver, administrative receiver, administrator, compulsory manager or other similar officer of any of its assets; or

(D) enforcement of any Security over any of its or their assets having an aggregate value exceeding the threshold amount set out in paragraph (d) (Cross default) above; or

(E) for paragraphs (A) to (D) above, any analogous procedure or step is taken in any jurisdiction in respect of any such company.

However, this shall not apply to any petition which is frivolous or vexatious and is discharged, stayed or dismissed within 20 Business Days of commencement.

(f) Creditor’s process

Any expropriation, attachment, sequestration, distress or execution affects any asset or assets of any Group Company having an aggregate value exceeding the threshold amount set out in paragraph (d) (Cross default) above and is not discharged within 20 Business Days.

(g) Unlawfulness

It is or becomes unlawful for the Issuer to perform or comply with any of its obligations under the Finance Documents to the extent this may materially impair:

a) the ability of the Issuer to perform its obligations under these Bond Terms; or

b) the ability of the Bond Trustee to exercise any material right or power vested to it under the Finance Documents.

14.2 Acceleration of the Bonds

If an Event of Default has occurred and is continuing, the Bond Trustee may, in its discretion in order to protect the interests of the Bondholders, or upon instruction received from the Bondholders pursuant to Clause 14.3 (Bondholders’ instructions) below, by serving a notice (a “Default Notice”) to the Issuer:

(a) declare that the Outstanding Bonds, together with accrued interest and all other amounts accrued or outstanding under the Finance Documents be immediately due and payable, at which time they shall become immediately due and payable; and/or

(b) exercise any or all of its rights, remedies, powers or discretions under the Finance Documents or take such further measures as are necessary to recover the amounts outstanding under the Finance Documents.

14.3 Bondholders’ instructions

The Bond Trustee shall serve a Default Notice if:

(a) the Bond Trustee receives a demand in writing from Bondholders representing a simple majority of the Voting Bonds, that an Event of Default shall be declared, and a Bondholders’ Meeting has not made a resolution to the contrary; or

(b) the Bondholders’ Meeting, by a simple majority decision, has approved the declaration of an Event of Default.

14.4 Calculation of claim

The claim derived from the Outstanding Bonds due for payment as a result of the serving of a Default Notice will be calculated at the call prices set out in Clause 10.2 (Voluntary early redemption – Call Option), as applicable at the following dates (and regardless of the Default Repayment Date):

(a) for any Event of Default arising out of a breach of paragraph (a) (Non-payment) of Clause 14.1 (Events of Default), the claim will be calculated at the call price applicable at the date when such Event of Default occurred; and

(b) for any other Event of Default, the claim will be calculated at the call price applicable at the date when the Default Notice was served by the Bond Trustee.

However, if the situations described in paragraph (a) or (b) above takes place prior to the First Call Date, the calculation shall be based on the First Call Price.

15. BONDHOLDERS’ DECISIONS

15.1 Authority of the Bondholders’ Meeting

(a) Subject to Clause 17.1 (Procedure for amendments and waivers), a Bondholders’ Meeting may, on behalf of the Bondholders, resolve to alter any of these Bond Terms, including, but not limited to, any reduction of principal or interest and any conversion of the Bonds into other capital classes.

(b) The Bondholders’ Meeting cannot resolve that any overdue payment of any instalment shall be reduced unless there is a pro rata reduction of the principal that has not fallen due, but may resolve that accrued interest (whether overdue or not) shall be reduced without a corresponding reduction of principal.

(c) The Bondholders’ Meeting may not adopt resolutions which will give certain Bondholders an unreasonable advantage at the expense of other Bondholders.

(d) Subject to the power of the Bond Trustee to take certain action as set out in Clause 16.1 (Power to represent the Bondholders), if a resolution by, or an approval of, the Bondholders is required, such resolution may be passed at a Bondholders’ Meeting.

(e) Resolutions passed at any Bondholders’ Meeting will be binding upon all Bondholders.

(f) At least 50 per cent. of the Voting Bonds must be represented at a Bondholders’ Meeting for a quorum to be present.

(g) Resolutions will be passed by simple majority of the Voting Bonds represented at the Bondholders’ Meeting, unless otherwise set out in paragraph (h) below.

(h) Save for any amendments or waivers which can be made without resolution pursuant to paragraph (a)(i) and (ii) of Clause 17.1 (Procedure for amendments and waivers), a majority of at least 2/3 of the Voting Bonds represented at the Bondholders’ Meeting is required for approval of any waiver or amendment of these Bond Terms.

15.2 Procedure for arranging a Bondholders’ Meeting

(a) A Bondholders’ Meeting shall be convened by the Bond Trustee upon the request in writing of:

a) the Issuer;

b) Bondholders representing at least 1/10 of the Voting Bonds;

c) the Exchange, if the Bonds are listed and the Exchange is entitled to do so pursuant to the general rules and regulations of the Exchange; or

d) the Bond Trustee.

The request shall clearly state the matters to be discussed and resolved.

(b) If the Bond Trustee has not convened a Bondholders’ Meeting within 10 Business Days after having received a valid request for calling a Bondholders’ Meeting pursuant to paragraph (a) above, then the requesting party may call the Bondholders’ Meeting itself.

(c) Summons to a Bondholders’ Meeting must be sent no later than 10 Business Days prior to the proposed date of the Bondholders’ Meeting. The Summons shall be sent to all Bondholders registered in the CSD at the time the Summons is sent from the CSD. If the Bonds are listed, the Issuer shall ensure that the Summons is published in accordance with the applicable regulations of the Exchange. The Summons shall also be published on www.stamdata.com (or other relevant information platform).

(d) Any Summons for a Bondholders’ Meeting must clearly state the agenda for the Bondholders’ Meeting and the matters to be resolved. The Bond Trustee may include additional agenda items to those requested by the person calling for the Bondholders’ Meeting in the Summons. If the Summons contains proposed amendments to these Bond Terms, a description of the proposed amendments must be set out in the Summons.

(e) Items which have not been included in the Summons may not be put to a vote at the Bondholders’ Meeting.

(f) By written notice to the Issuer, the Bond Trustee may prohibit the Issuer from acquiring or dispose of Bonds during the period from the date of the Summons until the date of the Bondholders’ Meeting, unless the acquisition of Bonds is made by the Issuer pursuant to Clause 10 (Redemption and Repurchase of Bonds).

(g) A Bondholders’ Meeting may be held on premises selected by the Bond Trustee, or if paragraph (b) above applies, by the person convening the Bondholders’ Meeting (however to be held in the capital of the Relevant Jurisdiction). The Bondholders’ Meeting will be opened and, unless otherwise decided by the Bondholders’ Meeting, chaired by the Bond Trustee. If the Bond Trustee is not present, the Bondholders’ Meeting will be opened by a Bondholder and be chaired by a representative elected by the Bondholders’ Meeting (the Bond Trustee or such other representative, the “Chairperson”).

(h) Each Bondholder, the Bond Trustee and, if the Bonds are listed, representatives of the Exchange, or any person or persons acting under a power of attorney for a Bondholder, shall have the right to attend the Bondholders’ Meeting (each a “Representative”). The Chairperson may grant access to the meeting to other persons not being Representatives, unless the Bondholders’ Meeting decides otherwise. In addition, each Representative has the right to be accompanied by an advisor. In case of dispute or doubt regarding whether a person is a Representative or entitled to vote, the Chairperson will decide who may attend the Bondholders’ Meeting and exercise voting rights.

(i) Representatives of the Issuer have the right to attend the Bondholders’ Meeting. The Bondholders Meeting may resolve to exclude the Issuer’s representatives and/or any person holding only Issuer’s Bonds (or any representative of such person) from participating in the meeting at certain times, however, the Issuer’s representative and any such other person shall have the right to be present during the voting.

(j) Minutes of the Bondholders’ Meeting must be recorded by, or by someone acting at the instruction of, the Chairperson. The minutes must state the number of Voting Bonds represented at the Bondholders’ Meeting, the resolutions passed at the meeting, and the results of the vote on the matters to be decided at the Bondholders’ Meeting. The minutes shall be signed by the Chairperson and at least one other person. The minutes will be deposited with the Bond Trustee who shall make available a copy to the Bondholders and the Issuer upon request.

(k) The Bond Trustee will ensure that the Issuer, the Bondholders and the Exchange are notified of resolutions passed at the Bondholders’ Meeting and that the resolutions are published on www.stamdata.com (or other relevant electronically platform or stock exchange announcement).

(l) The Issuer shall bear the costs and expenses incurred in connection with convening a Bondholders’ Meeting regardless of who has convened the Bondholders’ Meeting, including any reasonable costs and fees incurred by the Bond Trustee.

15.3 Voting rules

(a) Each Bondholder (or person acting for a Bondholder under a power of attorney) may cast one vote for each Voting Bond owned on the Relevant Record Date, ref. Clause 3.3 (Bondholders’ rights). The Chairperson may, in its sole discretion, decide on accepted evidence of ownership of Voting Bonds.

(b) Issuer's Bonds shall not carry any voting rights. The Chairperson shall determine any question concerning whether any Bonds will be considered Issuer’s Bonds.

(c) For the purposes of this Clause 15, a Bondholder that has a Bond registered in the name of a nominee will, in accordance with Clause 3.3 (Bondholders’ rights), be deemed to be the owner of the Bond rather than the nominee. No vote may be cast by any nominee if the Bondholder has presented relevant evidence to the Bond Trustee pursuant to Clause 3.3 (Bondholders’ rights) stating that it is the owner of the Bonds voted for. If the Bondholder has voted directly for any of its nominee registered Bonds, the Bondholder’s votes shall take precedence over votes submitted by the nominee for the same Bonds.

(d) Any of the Issuer, the Bond Trustee and any Bondholder has the right to demand a vote by ballot. In case of parity of votes, the Chairperson will have the deciding vote.

15.4 Repeated Bondholders’ Meeting

(a) Even if the necessary quorum set out in paragraph (e) of Clause 15.1 (Authority of the Bondholders’ Meeting) is not achieved, the Bondholders’ Meeting shall be held and voting completed for the purpose of recording the voting results in the minutes of the Bondholders’ Meeting. The Bond Trustee or the person who convened the initial Bondholders’ Meeting may, within 10 Business Days of that Bondholders’ Meeting, convene a repeated meeting with the same agenda as the first meeting.

(b) The provisions and procedures regarding Bondholders’ Meetings as set out in Clause 15.1 (Authority of the Bondholders’ Meeting), Clause 15.2 (Procedure for arranging a Bondholders’ Meeting) and Clause 15.3 (Voting rules) shall apply mutatis mutandis to a repeated Bondholders’ Meeting, with the exception that the quorum requirements set out in paragraph (e) of Clause 15.1 (Authority of the Bondholders’ Meeting) shall not apply to a repeated Bondholders’ Meeting. A Summons for a repeated Bondholders’ Meeting shall also contain the voting results obtained in the initial Bondholders’ Meeting.

(c) A repeated Bondholders’ Meeting may only be convened once for each original Bondholders’ Meeting. A repeated Bondholders’ Meeting may be convened pursuant to the procedures of a Written Resolution in accordance with Clause 15.5 (Written Resolutions), even if the initial meeting was held pursuant to the procedures of a Bondholders’ Meeting in accordance with Clause 15.2 (Procedure for arranging a Bondholders’ Meeting) and vice versa.

15.5 Written Resolutions

(a) Subject to these Bond Terms, anything which may be resolved by the Bondholders in a Bondholders’ Meeting pursuant to Clause 15.1 (Authority of the Bondholders’ Meeting) may also be resolved by way of a Written Resolution. A Written Resolution passed with the relevant majority is as valid as if it had been passed by the Bondholders in a Bondholders’ Meeting, and any reference in any Finance Document to a Bondholders’ Meeting shall be construed accordingly.

(b) The person requesting a Bondholders’ Meeting may instead request that the relevant matters are to be resolved by Written Resolution only, unless the Bond Trustee decides otherwise.

(c) The Summons for the Written Resolution shall be sent to the Bondholders registered in the CSD at the time the Summons is sent from the CSD and published at www.stamdata.com, or other relevant electronic platform or via stock exchange announcement.

(d) The provisions set out in Clause 15.1 (Authority of the Bondholders’ Meeting), 15.2 (Procedure for arranging a Bondholders’ Meeting), Clause 15.3 (Voting rules) and Clause 15.4 (Repeated Bondholders’ Meeting) shall apply mutatis mutandis to a Written Resolution, except that:

a) the provisions set out in paragraphs (g), (h) and (i) of Clause 15.2 (Procedure for arranging Bondholders Meetings); or

b) provisions which are otherwise in conflict with the requirements of this Clause 15.5,

shall not apply to a Written Resolution.

(e) The Summons for a Written Resolution shall include:

a) instructions as to how to vote to each separate item in the Summons (including instructions as to how voting can be done electronically if relevant); and

b) the time limit within which the Bond Trustee must have received all votes necessary in order for the Written Resolution to be passed with the requisite majority, which shall be at least 10 Business Days but not more than 15 Business Days from the date of the Summons (the “Voting Period”).

(f) Only Bondholders of Voting Bonds registered with the CSD on the Relevant Record Date, or the beneficial owner thereof having presented relevant evidence to the Bond Trustee pursuant to Clause 3.3 (Bondholders’ rights), will be counted in the Written Resolution.

(g) A Written Resolution is passed when the requisite majority set out in paragraph (f) or (g) of Clause 15.1 (Authority of Bondholders’ Meeting) has been obtained, based on a quorum of the total number of Voting Bonds, even if the Voting Period has not yet expired. A Written Resolution will also be resolved if the sufficient numbers of negative votes are received prior to the expiry of the Voting Period.

(h) The effective date of a Written Resolution passed prior to the expiry of the Voting Period is the date when the resolution is approved by the last Bondholder that results in the necessary voting majority being obtained.

(i) If no resolution is passed prior to the expiry of the Voting Period, the number of votes shall be calculated at the time specified in the summons on the last day of the Voting Period, and a decision will be made based on the quorum and majority requirements set out in paragraphs (e) to (g) of Clause 15.1 (Authority of Bondholders’ Meeting).

16. THE BOND TRUSTEE

16.1 Power to represent the Bondholders

(a) The Bond Trustee has power and authority to act on behalf of, and/or represent, the Bondholders in all matters, including but not limited to taking any legal or other action, including enforcement of these Bond Terms, and the commencement of bankruptcy or other insolvency proceedings against the Issuer, or others.

(b) The Issuer shall promptly upon request provide the Bond Trustee with any such documents, information and other assistance (in form and substance satisfactory to the Bond Trustee), that the Bond Trustee deems necessary for the purpose of exercising its and the Bondholders’ rights and/or carrying out its duties under the Finance Documents.

16.2 The duties and authority of the Bond Trustee

(a) The Bond Trustee shall represent the Bondholders in accordance with the Finance Documents, including, inter alia, by following up on the delivery of any Compliance Certificates and such other documents which the Issuer is obliged to disclose or deliver to the Bond Trustee pursuant to the Finance Documents and, when relevant, in relation to accelerating and enforcing the Bonds on behalf of the Bondholders.

(b) The Bond Trustee is not obligated to assess or monitor the financial condition of the Issuer unless to the extent expressly set out in these Bond Terms, or to take any steps to ascertain whether any Event of Default has occurred. Until it has actual knowledge to the contrary, the Bond Trustee is entitled to assume that no Event of Default has occurred. The Bond Trustee is not responsible for the valid execution or enforceability of the Finance Documents, or for any discrepancy between the indicative terms and conditions described in any marketing material presented to the Bondholders prior to issuance of the Bonds and the provisions of these Bond Terms.

(c) The Bond Trustee is entitled to take such steps that it, in its sole discretion, considers necessary or advisable to protect the rights of the Bondholders in all matters pursuant to the terms of the Finance Documents. The Bond Trustee may submit any instructions received by it from the Bondholders to a Bondholders’ Meeting before the Bond Trustee takes any action pursuant to the instruction.

(d) The Bond Trustee is entitled to engage external experts when carrying out its duties under the Finance Documents.

(e) The Bond Trustee shall hold all amounts recovered on behalf of the Bondholders on separated accounts.

(f) The Bond Trustee shall facilitate that resolutions passed at the Bondholders’ Meeting are properly implemented, provided, however, that the Bond Trustee may refuse to implement resolutions that may be in conflict with these Bond Terms, any other Finance Document, or any applicable law. The Bond Trustee may, but is not obligated to, assess or monitor whether any instruction or resolution may be in conflict with these Bond Terms, any other Finance Document or any applicable law.

(g) Notwithstanding any other provision of the Finance Documents to the contrary, the Bond Trustee is not obliged to do or omit to do anything if it would or might in its reasonable opinion constitute a breach of any law or regulation.

(h) If the cost, loss or liability which the Bond Trustee may incur (including reasonable fees payable to the Bond Trustee itself) in:

a) complying with instructions or resolutions of the Bondholders; or

b) taking any action at its own initiative,

will not, in the reasonable opinion of the Bond Trustee, be covered by the Issuer or the relevant Bondholders pursuant to paragraphs (e) and (g) of Clause 16.4 (Expenses, liability and indemnity), the Bond Trustee may refrain from acting in accordance with such instructions or resolutions, or refrain from taking such action, until it has received such funding or indemnities (or adequate security has been provided therefore) as it may reasonably require.

(i) If the Bond Trustee, in its reasonable opinion, may incur any cost, loss or liability for not acting in accordance with any request or demand from any party to a Finance Document or any court or governmental authority, which will not, in the reasonable opinion of the Bond Trustee, be covered by the Issuer or Bondholders to its satisfaction, the Bond Trustee may act in accordance with any such request or demand, without any liability towards the Bondholders, the Issuer or others.

(j) The Bond Trustee shall give a notice to the Bondholders before it ceases to perform its obligations under the Finance Documents by reason of the non-payment by the Issuer of any fee or indemnity due to the Bond Trustee under the Finance Documents.

(k) The Bond Trustee may instruct the CSD to split the Bonds to a lower nominal value in order to facilitate partial redemptions, write-downs or restructurings of the Bonds or in other situations where such split is deemed necessary.

16.3 Equality and conflicts of interest

(a) The Bond Trustee shall not make decisions which will give certain Bondholders an unreasonable advantage at the expense of other Bondholders. The Bond Trustee shall, when acting pursuant to the Finance Documents, act only as representative for the Bondholders and shall not be required to have regard to the interests or to act upon or comply with any direction or request of any other person, other than as explicitly stated in the Finance Documents.

(b) The Bond Trustee may act as agent, trustee, representative and/or security agent for several bond issues relating to the Issuer notwithstanding potential conflicts of interest. The Bond Trustee is entitled to delegate its duties to other professional parties.

16.4 Expenses, liability and indemnity

(a) The Bond Trustee will not be liable to the Bondholders for damage or loss caused by any action taken or omitted by it under or in connection with any Finance Document, unless directly caused by its gross negligence or wilful misconduct. The Bond Trustee shall not be responsible for any indirect or consequential loss. Irrespective of the foregoing, the Bond Trustee shall have no liability to the Bondholders for damage caused by the Bond Trustee acting in accordance with instructions or resolutions given by the Bondholders in accordance with these Bond Terms.

(b) The Bond Trustee will not be liable to the Issuer for damage or loss caused by any action taken or omitted by it under or in connection with any Finance Document, unless caused by its gross negligence or wilful misconduct. The Bond Trustee shall not be responsible for any indirect or consequential loss.

(c) Any liability for the Bond Trustee for damage or loss is limited to the amount of the Outstanding Bonds. The Bond Trustee is not liable for the content of information provided to the Bondholders by or on behalf of the Issuer or any other person.

(d) The Bond Trustee shall not be considered to have acted negligently in:

a) acting in accordance with advice from or opinions of reputable external experts;

b) taking, delaying or omitting any action if acting with reasonable care and provided the Bond Trustee considers that such action is in the interests of the Bondholders; or

c) requesting funding, indemnities or security as conditions for taking any action.

(e) The Issuer is liable for, and will indemnify the Bond Trustee fully in respect of, all losses, expenses and liabilities incurred by the Bond Trustee as a result of negligence by the Issuer (including its directors, management, officers, employees and agents) in connection with the performance of the Bond Trustee’s obligations under the Finance Documents, including losses incurred by the Bond Trustee as a result of the Bond Trustee’s actions based on misrepresentations made by the Issuer in connection with the issuance of the Bonds, the entering into or performance under the Finance Documents, and for as long as any amounts are outstanding under or pursuant to the Finance Documents.

(f) The Issuer shall cover all costs and expenses incurred by the Bond Trustee in connection with it fulfilling its obligations under the Finance Documents. In this respect, if the Bond Trustee may borrow funds from Bondholders or others, the costs of such borrowings shall be considered as such costs and expenses incurred by the Bond Trustee. The Bond Trustee is entitled to fees for its work and to be indemnified for costs, losses and liabilities on the terms set out in the Finance Documents. The Bond Trustee’s obligations under the Finance Documents are conditioned upon the due payment of such fees and indemnifications. The fees of the Bond Trustee will be further set out in the Bond Trustee Fee Agreement.

(g) The Issuer shall on demand by the Bond Trustee pay all costs incurred for external experts engaged in relation to events or circumstances which (i) constitute an Event of Default, (ii) which the Bond Trustee reasonably believes is or may lead to an Event of Default or (iii) which the Bond Trustee reasonably believes may constitute or lead to a breach of any Finance Document or otherwise be detrimental to the interests of the Bond Trustee or Bondholders under the Finance Documents.

(h) Fees, costs and expenses payable to the Bond Trustee which are not reimbursed in any other way due to an Event of Default, the Issuer being Insolvent or similar circumstances pertaining to the Issuer, may be covered by making an equal reduction in the proceeds to the Bondholders hereunder of any costs and expenses incurred by the Bond Trustee in connection therewith. The Bond Trustee may withhold funds from any escrow account (or similar arrangement) or from other funds received from the Issuer or any other person and to set-off and cover any such costs and expenses from those funds. The Bond Trustee may also refrain from taking any further action until such fees, costs and expenses are paid to the Bond Trustee from others, hereunder the Bondholders and the Issuer, if the Bond Trustee such demands.

(i) As a condition to effecting any instruction or resolution from the Bondholders (including, but not limited to, instructions set out in Clause 14.3 (Bondholders’ instructions) or Clause 15.2 (Procedure for arranging a Bondholders’ Meeting) and including a resolution pursuant to Clause 16.5 (Replacement of the Bond Trustee)), the Bond Trustee may require satisfactory Security, guarantees and/or indemnities for any potential liability, loss, costs and expenses which may arise as a result of effecting such instruction or resolution (and, at its discretion, which may arise or have already arisen as a result of the Bond Trustee's engagement or previous actions in relation to the Bonds) from those Bondholders who have given that instruction or resolution and/or who voted in favour of the decision to instruct the Bond Trustee.

16.5 Replacement of the Bond Trustee

(a) The Bond Trustee may be replaced by a majority of 2/3 of Voting Bonds in accordance with the procedures set out in Clause 15 (Bondholders’ Decisions), and the Bondholders may resolve to replace the Bond Trustee without the Issuer’s approval.

(b) The Bond Trustee may resign by giving notice to the Issuer and the Bondholders, in which case a successor Bond Trustee shall be elected pursuant to this Clause 16.5, initiated by the retiring Bond Trustee.

(c) If the Bond Trustee is Insolvent, or otherwise is permanently unable to fulfil its obligations under these Bond Terms, the Bond Trustee shall be deemed to have resigned and a successor Bond Trustee shall be appointed in accordance with this Clause 16.5. The Issuer may appoint a temporary Bond Trustee until a new Bond Trustee is elected in accordance with paragraph (a) above.

(d) The Bond Trustee may in its discretion decide that the change of Bond Trustee shall only take effect upon execution of all necessary actions to effectively substitute the retiring Bond Trustee, hereunder covering of such fees, loss, costs and expenses referred to in Clause 16.4 (Expenses, liability and indemnity). The retiring Bond Trustee shall be discharged from any further obligation in respect of the Finance Documents from the change takes effect, but shall remain liable under the Finance Documents in respect of any action which it took or failed to take whilst acting as Bond Trustee. The retiring Bond Trustee remains entitled to any benefits and any unpaid fees or expenses under the Finance Documents before the change has taken place.

(e) Upon change of Bond Trustee, the Issuer shall co-operate in all reasonable manners without delay to replace the retiring Bond Trustee with the successor Bond Trustee and release the retiring Bond Trustee from any future obligations under the Finance Documents and any other documents.

17. AMENDMENTS AND WAIVERS

17.1 Procedure for amendments and waivers

The Issuer and the Bond Trustee (acting on behalf of the Bondholders) may agree to amend the Finance Documents or waive a past default or anticipated failure to comply with any provision in a Finance Document, provided that:

(a) such amendment or waiver is not detrimental to the rights and benefits of the Bondholders in any material respect, or is made solely for the purpose of rectifying obvious errors and mistakes;

(b) such amendment or waiver is required by applicable law, a court ruling or a decision by a relevant authority; or

(c) such amendment or waiver has been duly approved by the Bondholders in accordance with Clause 15 (Bondholders’ Decisions).

17.2 Authority with respect to documentation

If the Bondholders have resolved the substance of an amendment to any Finance Document, without resolving on the specific or final form of such amendment, the Bond Trustee shall be considered authorised to draft, approve and/or finalise (as applicable) any required documentation or any outstanding matters in such documentation without any further approvals or involvement from the Bondholders being required.

17.3 Notification of amendments or waivers

(a) The Bond Trustee shall as soon as possible notify the Bondholders of any amendments or waivers made in accordance with this Clause 17, setting out the date from which the amendment or waiver will be effective, unless such notice according to the Bond Trustee’s sole discretion is unnecessary. The Issuer shall ensure that any amendment to these Bond Terms is duly registered with the CSD.

(b) Prior to agreeing to an amendment or granting a waiver in accordance with paragraph (a)(i) of Clause 17.1 (Procedure for amendments and waivers), the Bond Trustee may inform the Bondholders of such waiver or amendment at a relevant information platform.

18. MISCELLANEOUS

18.1 Limitation of claims

All claims under the Finance Documents for payment, including interest and principal, will be subject to the legislation regarding time-bar provisions of the Relevant Jurisdiction.

18.2 Access to information

(a) These Bond Terms will be made available to the public and copies may be obtained from the Bond Trustee or the Issuer. The Bond Trustee will not have any obligation to distribute any other information to the Bondholders or any other person, and the Bondholders have no right to obtain information from the Bond Trustee, other than as explicitly stated in these Bond Terms or pursuant to statutory provisions of law.

(b) In order to carry out its functions and obligations under these Bond Terms, the Bond Trustee will have access to the relevant information regarding ownership of the Bonds, as recorded and regulated with the CSD.

(c) The information referred to in paragraph (b) above may only be used for the purposes of carrying out their duties and exercising their rights in accordance with the Finance Documents and shall not disclose such information to any Bondholder or third party unless necessary for such purposes.

18.3 Notices, contact information

(a) Unless otherwise specified, written notices to the Bondholders shall be provided as follows:

a) if made by the Bond Trustee, on www.stamdata.com or other relevant information platform;

b) if made by the Issuer, by stock exchange announcement (if the Bonds are listed) or other relevant information platform.

(b) Any notice sent to the Bondholders via the CSD will be deemed to be given or made when sent from the CSD, unless otherwise specifically provided.

(c) Unless otherwise specified, all notices or other communications under or in connection with these Bond Terms between the Bond Trustee and the Issuer will be given or made in writing, by letter or e-mail. Any such notice or communication will be deemed to be given or made as follows:

a) if by letter, when delivered at the address of the relevant party;

b) if by e-mail, when received; and

c) if by publication on a relevant information platform, when published.

(d) The Issuer and the Bond Trustee shall each ensure that the other party is kept informed of changes in postal address, e-mail address, telephone number and contact persons.

(e) When determining deadlines set out in these Bond Terms, the following will apply (unless otherwise stated):

a) if the deadline is set out in days, the first day of the relevant period will not be included and the last day of the relevant period will be included;

b) if the deadline is set out in weeks, months or years, the deadline will end on the day in the last week or the last month which, according to its name or number, corresponds to the first day the deadline is in force. If such day is not a part of an actual month, the deadline will be the last day of such month; and

c) if a deadline ends on a day which is not a Business Day, the deadline is postponed to the next Business Day.

18.4 Defeasance

(a) Subject to paragraph (b) below and provided that:

(i) an amount sufficient for the payment of principal and interest on the Outstanding Bonds to the relevant Repayment Date (including, to the extent applicable, any premium payable upon exercise of a Call Option), and always subject to paragraph (c) below (the “Defeasance Amount”) is credited by the Issuer to an account in a financial institution acceptable to the Bond Trustee (the “Defeasance Account”);

(ii) the Defeasance Account is irrevocably pledged and blocked in favour of the Bond Trustee on such terms as the Bond Trustee shall request (the “Defeasance Pledge”); and

(iii) the Bond Trustee has received such legal opinions and statements reasonably required by it, including (but not necessarily limited to) with respect to the validity and enforceability of the Defeasance Pledge, then;

(A) the Issuer will be relieved from its obligations under paragraph (a) of Clause 12.2 (Requirements for Compliance Certificates), Clause 12.3 (Put Option Event), Clause 12.5 (Information: miscellaneous) and Clause 13 (General and Financial Undertakings); and

(B) the Issuer shall be released from any other obligation applicable to it under any Finance Document.

(b) The Bond Trustee shall be authorised to apply any amount credited to the Defeasance Account towards any amount payable by the Issuer under any Finance Document on the due date for the relevant payment until all obligations of the Issuer and all amounts outstanding under the Finance Documents are repaid and discharged in full.

(c) The Bond Trustee may, if the Defeasance Amount cannot be finally and conclusively determined, decide the amount to be deposited to the Defeasance Account in its discretion, applying such buffer amount as it deems necessary.

A defeasance established according to this Clause 18.4 may not be reversed.

19. GOVERNING LAW AND JURISDICTION

19.1 Governing law

These Bond Terms are governed by the laws of the Relevant Jurisdiction, without regard to its conflict of law provisions.

19.2 Main jurisdiction

The Bond Trustee and the Issuer agree for the benefit of the Bond Trustee and the Bondholders that the City Court of the capital of the Relevant Jurisdiction shall have jurisdiction with respect to any dispute arising out of or in connection with these Bond Terms. The Issuer agrees for the benefit of the Bond Trustee and the Bondholders that any legal action or proceedings arising out of or in connection with these Bond Terms against the Issuer or any of its assets may be brought in such court.

19.3 Alternative jurisdiction

Clause 19 (Governing law and jurisdiction) is for the exclusive benefit of the Bond Trustee and the Bondholders and the Bond Trustee have the right:

(a) to commence proceedings against the Issuer or any of its assets for the applicable court in the jurisdiction of the Issuer or in any court in any other jurisdiction (to the extent possible under applicable law); and

(b) to commence such proceedings, including enforcement proceedings, in any competent jurisdiction concurrently.

19.4 Service of process

(a) Without prejudice to any other mode of service allowed under any relevant law, the Issuer:

a) irrevocably appoints Marinelaw AS as its agent for service of process in relation to any proceedings in connection with these Bond Terms; and

b) agrees that failure by an agent for service of process to notify the Issuer of the process will not invalidate the proceedings concerned.

(b) If any person appointed as an agent for service of process is unable for any reason to act as agent for service of process, the Issuer must immediately (and in any event within 10 Business Days of such event taking place) appoint another agent on terms acceptable to the Bond Trustee. Failing this, the Bond Trustee may appoint another agent for this purpose.

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These Bond Terms have been executed in two originals, of which the Issuer and the Bond Trustee shall retain one each.

SIGNATURES:

The Issuer: Navios Maritime Partners L.P. /s/ Georgios Panagakis By: Title:	As Bond Trustee: Nordic Trustee AS /s/ Olav Slagsvold By: Position: